ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Plengchai Pookakupt, Ph.D.
Executive Vice President

04046914

12g3-2(b) File No.82-4922

Ref No. CN. 796/2004

December 20, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
DEC 2 1 2004
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

dw 12/29

CS026-4-03
KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Assets and Liabilities [1/]

As at November 30, 2004

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	13,191,978,077.00	Deposits	718,787,516,682.70
Interbank and money market items	81,123,965,060.78	Interbank and money market items	14,236,129,547.52
Securities purchased under resale agreements	26,300,000,000.00	Liabilities payable on demand	7,817,861,470.21
Investments in securities, net	125,316,066,927.58	Securities sold under repurchase agreements	-
(with obligations Baht 15,613,916,416.72)		Borrowings	22,387,715,974.20
Credit advances (net of allowance for doubtful accounts)	544,244,629,107.36	Bank's liabilities under acceptances	742,310,694.65
Accrued interest receivables	1,326,081,139.61	Other liabilities	13,475,289,291.75
Properties foreclosed	12,478,387,911.53	Total liabilities	778,455,323,661.03
Customers' liabilities under acceptances	742,310,694.65		
Premises and equipment, net	21,686,318,821.94	**Shareholders'equity**	
Other assets	14,011,414,218.15	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,636,245,370.00
		Reserves and net profit after appropriation	25,178,834,918.71
		Other reserves and profit and loss account	13,146,706,993.86
		Total shareholders' equity	61,961,787,282.57
Total Assets	840,417,110,943.60	Total Liabilities and Shareholders' Equity	840,417,110,943.60
Customers' liabilities under unmatured bills	4,447,540,055.01	Bank's liabilities under unmatured bills	4,447,540,055.01
Total	844,864,650,998.61	Total	844,864,650,998.61

	Baht
Non-Performing Loans as at September 30, 2004 (*Quarterly*)	55,324,300,389.30
(9.76% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at September 30, 2004 (Quarterly)	31,665,411,003.21
Actual allowace for doubtful accounts	64,295,744,646.87
Loans to related parties	4,096,109,760.14
Loans to related asset management companies	13,765,000,000.00
Loans to related parties due to debt restructuring	3,637,868,582.03
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,038,093,461.13
Changes in assets and liabilities this month due to the penalty expenses from violating the *Commercial Banking Act B.E. 2505 and amended Act, section*	-
International Banking Facility's assets and liabilities	
Total assets	2,954,419,396.27
Total liabilities	467,776.28
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,726,825,899.86
Letters of credit	15,218,325,528.67

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

AL